Arcadia Biosciences, Inc.

5950 Sherry Lane, Suite 215

Dallas, TX 75225

April 13, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Conlon Danberg

Re: Arcadia Biosciences, Inc.

Registration Statement on Form S-3 (No. 333-271082)

Request for Acceleration

Dear Mr. Danberg:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Arcadia Biosciences, Inc. hereby requests that the effective date of its Registration Statement on Form S-3 (File No. 333-271082) be accelerated so that the same will become effective at 5:00 p.m., Eastern Time, on Monday, April 17, 2023, or as soon thereafter as practicable.

If you have any questions regarding this request or the Registration Statement, please call our counsel Jeff Pietsch of Weintraub Tobin, at (916) 558-6118.

Very truly yours,

Arcadia Biosciences, Inc.

By: /s/ Thomas J. Schaefer

Thomas J. Schaefer

Chief Financial Officer